Exhibit 11.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of IdentifySensors Biologics Corp.

We hereby consent to the inclusion in the forgoing Offering Circular of IdentifySensors Biologics Corp. (the “Company”) on the Form 1-A/A of our report dated November 3, 2023 relating to our audit of the balance sheet as of June 30, 2023 and 2022, and statements of operations, changes in stockholders’ equity (deficit) and cash flows for the years then ended. Our report dated November 3, 2023, related to these financial statements, included an emphasis paragraph regarding an uncertainty as to the Company’s ability to continue as a going concern.

/s/ Meaden & Moore, Ltd.

Certified Public Accountants

November 22, 2023